# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM C-TR

# UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

*Name of issuer*
Midnight Harvest LLC

*Legal status of issuer*

    *Form*
    Limited Liability Company

    *Jurisdiction of Incorporation/Organization*
    Michigan

    *Date of organization*
    March 31, 2014

*Physical address of issuer*
9989 Harmony Dr Interlochen, MI 49643

*Website of issuer*
Midnight-harvest.com

*Current number of employees*
0

*Filer EDGAR CIK*

0001964414

*Filer EDGAR CCC*
8jef*ucx

*Filer EDGAR Password*
$htpnzrmbww4

*Filer EDGAR PMAC*
hiu#9xsh

*Submission Contact Person Information*

    *Name*
    Matthew Hall

    *Phone Number*
    (231) 492-4144

    *Email Address*
    matt@midnight-harvest.com

    *Notification Email Address*
    matt@midnight-harvest.com

*Signatories*

    *Name*
    Matthew Hall

    *Signature*

    *Title*
    Manager

    *Email*
    matt@midnight-harvest.com

    *Date*
    April 15, 2024